UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER 001-15423

GRANT PRIDECO, INC. 401(k) SAVINGS PLAN

Grant Prideco, Inc.

1330 Post Oak Blvd.
Suite 2700
Houston, TX 77056

Grant Prideco, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002, and year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
    Grant Prideco, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Grant Prideco, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 23, 2004

Grant Prideco, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$8,843	$–
Investments, at fair value	41,807,499	28,918,354
Receivables:
Participants’ contributions	156,240	219,403
Employer contributions	86,490	81,343
Pending settlement	600	640
Investment income	6,850	6,599

Total receivables	250,180	307,985

Total assets	42,066,522	29,226,339
Liabilities
Excess contribution refunds payable	58,865	57,353

Net assets available for benefits	$42,007,657	$29,168,986

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2003

Additions:
Net appreciation in fair value of investments	$5,511,558
Investment income	738,808
Participants’ contributions	4,654,010
Employer contributions	2,120,833
Rollovers	2,636,306

Total additions	15,661,515
Deductions:
Benefits paid to participants and beneficiaries	2,189,542
Excess contribution refunds	58,865
Administrative expenses	9,340

Total deductions	2,257,747
Transfer to qualified plan	565,097

Net increase	12,838,671
Net assets available for benefits, beginning of year	29,168,986

Net assets available for benefits, end of year	$42,007,657

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1.	Description of the Plan

The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc., and affiliated employers (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute to the Plan, by payroll deductions, a portion of their compensation on a pretax basis subject to certain limitations. Participants may also elect to contribute after-tax compensation subject to certain limitations. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.

Effective June 1, 2003, the Company increased its matching contributions to 100% of the participants’ contributions up to 3% of compensation plus 50% of the participants’ contributions up to the next 3% of compensation. Prior to June 1, 2003, the matching contribution was made at the sole discretion of the Board of Directors. For the period January 1, 2003 through May 31, 2003, the Company contributed (for all participants except those employed by Reed Hycalog, LP) 50% of the first 6% of deferred compensation for all participants, who had completed one year of active service. For Reed Hycalog, LP participants, the Company contributed 100% of the participants’ contributions up to 3% of compensation plus 50% of the participants’ contributions up to the next 3% for the entire year. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions to the Plan. There were no additional discretionary contributions made during 2003 or 2002.

Participants direct all contributions in the various investment options offered by the Plan. The Company was created as a result of a spin-off from Weatherford International, Ltd. (“Weatherford”). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.

Participant Loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant’s account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Withdrawals and Terminations

Participants may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant’s pretax contributions and Company contributions will be available to a participant who has attained age 59½ or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for six months.

In the event of normal retirement, total and permanent disability, or death while actively employed, the full value of a participant’s account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or to defer payment until some later date, but not later than the time prescribed by law.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Expenses of the Plan

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate at some future time, the assets would be distributed as prescribed by ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments in mutual funds and common stock are stated at fair value, which represents the quoted market price on the last business day of the plan year. Common collective trusts are stated at fair value, which represents the net asset values of shares held by the Plan at year-end, as determined by the issuer based on the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3.	Investments

The Plan’s individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Merrill Lynch Equity Index Trust	$5,614,561	$4,058,007
Merrill Lynch Retirement Preservation Trust	8,199,504	6,394,663
Phoenix-Engemann Small and Mid-Cap Growth Fund (Class A)	4,798,767	2,761,869
Merrill Lynch Capital Fund, Inc. (Class A)	6,132,688	4,677,010
Merrill Lynch Corporate Bond Intermediate Term Portfolio (Class A)	3,034,179	1,337,388
Davis New York Venture Fund, Inc.	3,824,551	1,814,626
Grand Prideco, Inc., common stock	4,220,554	3,571,273

During 2003, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated in fair value as follows:

Common collective trusts	$1,216,621
Mutual funds	3,885,388
Common stocks	409,549

$5,511,558

4.	Risks and Uncertainties

The Plan provides for investment in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Grant Prideco, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	Plan Transfers

On March 25, 2003, the Company entered into an agreement to sell Star Operating Company, an affiliated employer of Grant Prideco, Inc. The accounts of the participants employed by Star Operating Company in the amount of $565,097 were transferred out on June 30, 2003, to a qualified plan.

Supplemental Schedule

Grant Prideco, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 76-0312499     PN:001

December 31, 2003

Identity of Issue	Description of Investment	Current Value
*Merrill Lynch	Merrill Lynch Equity Index Trust	$5,614,561
	Merrill Lynch Retirement
*Merrill Lynch	Preservation Trust	8,199,504
	Phoenix-Engemann Small and
Phoenix Investment Partners	Mid-Cap Growth Fund (Class A)	4,798,767
	Merrill Lynch International Fund
*Merrill Lynch	(Class I)	2,074,672
	Merrill Lynch Global Allocation
*Merrill Lynch	Fund, Inc. (Class A)	980,087
	Merrill Lynch Capital Fund, Inc.
*Merrill Lynch	(Class A)	6,132,688
	Merrill Lynch Corporate Bond
	Intermediate Term Portfolio
*Merrill Lynch	(Class A)	3,034,179
Davis Venture Group	Davis New York Venture Fund, Inc.	3,824,551
Weatherford International, Ltd.	Common stock of Weatherford
	International, Ltd.	194,847
*Grant Prideco, Inc.	Common stock	4,220,554
*Merrill Lynch	Merrill Lynch USA Government
	Reserves	585,742
*Participant loans	Various maturity dates with
	interest rates ranging from 5.0%
	to 10.5%	2,147,347

		$41,807,499

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANT PRIDECO, INC. 401(k) SAVINGS PLAN

/s/ WARREN AVERY
Date: June 28, 2004	Mr. Warren Avery
Vice President, Human Resources and IT, For Grant Prideco, Inc., and Administrative Committee Member

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm